UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Security Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

814131405

(CUSIP Number)

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

(203) 625-0770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,945

	8.	Shared Voting Power 4,983,361

	9.	Sole Dispositive Power 513,945

	10.	Shared Dispositive Power 4,983,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ 82,453

13.	Percent of Class Represented by Amount in Row (11) 81.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS, Inc. #51-0315515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 527,689

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 527,689

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,983,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Partners, Inc. #13-3109595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CP Acquisition, L.P. No. 1 #51-0328383

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,455,672

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,455,672

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Partners, L.P. #06-1326750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. George Gebauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,198

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,198

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Schlueter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 38,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

THIS STATEMENT CONSTITUTES AMENDMENT NO. 16 TO THE SCHEDULE 13D PREVIOUSLY FILED.

Item 1.	Security and Issuer

This Amendment No. 16 to Schedule 13D (originally filed on November 24, 1989 as subsequently amended) (this “Amendment No. 16”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Security Capital Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.

Item 2.	Identity and Background

(a)           This Amendment No. 16 is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation, Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 1, a Delaware limited partnership, FGS Partners, L.P., a Connecticut limited partnership, A. George Gebauer and William R. Schlueter (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) and (c)              See Schedule A hereto.

(d) and (e)              During the past five years, no Reporting Person or any other person listed in Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)            See Schedule A hereto.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

For a discussion with respect to certain litigation filed with respect to the approximately 66% of the outstanding shares of Class A Common Stock owned by CP Acquisition, L.P. No. 1 (“CP Acquisition”), please see Item 6, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following paragraph:

On February 24, 2005, Brian D. Fitzgerald acquired 320,000 shares of Class A Common Stock through the exercise, using personal funds, of stock options granted to Mr.

Fitzgerald pursuant to the Issuer’s 2000 Long-Term Incentive Plan, at an exercise price of $6.125 per share.  Those 320,000 shares previously have been reported as part of Mr. Fitzgerald’s beneficial ownership since they were subject to the right to acquire by exercise of the options within 60 calendar days.  The percentage of Class A Common Stock beneficially owned by each of the other Reporting Persons, as reported on the cover pages to this Amendment No. 16, has decreased as a result of the 320,000 increase in the number of shares of Class A Common Stock issued and outstanding, and such reported percentages are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraphs:

On April 1, 2005, the Reporting Persons learned that a complaint, dated March 29, 2005, styled Montauk Partners L.P., Wilmington Interstate Corporation, Virginia Retirement System, Landmark Secondary Partners IX, L.P., Illinois State Universities Retirement System, State of Montana Board of Investments, and Erste Bank v. Brian D. Fitzgerald, Capital Partners, Inc., FGS, Inc., CP Acquisition, L.P. No. 1, and Capital Partners Holdings II-A, L.P. and Capital Partners Holdings II-B, L.P., had been filed in the Court of Chancery of the State of Delaware.  The complaint names Brian D. Fitzgerald, Capital Partners, Inc., FGS, Inc. and CP Acquisition, as defendants (collectively, the “Defendants”), and Capital Partners Holdings II-A, L.P. and Capital Partners Holdings II-B, L.P., as nominal defendants (collectively, the “Partnerships”), and was filed by certain limited partners of the Partnerships.  Among other things, the complaint alleges that the Defendants (other than CP Acquisition) (a) breached the limited partnership agreements of the Partnerships by failing to use their best efforts to wind up the affairs of the Partnerships by March 31, 2002” and “may” have breached those agreements, “as well as other agreements,” by making their offers, and (b) breached their fiduciary duties to the Partnerships and each of the Partnership’s respective limited partners by failing to wind up the affairs of the Partnerships, by failing to cause the shares of Class A Common Stock held by CP Acquisition, presently consisting of approximately 66% of such shares outstanding, “to be sold or distributed in kind prior to March 31, 2002”, and by pursuing their offers and “refusing to vote [the shares of Class A Common Stock] indirectly owned by the Partnerships in favor of other offers for such stock.”  The complaint seeks, among other things, (i) “[m]andatory injunctive relief requiring the [Defendants (other than CP Acquisition)] to liquidate immediately the assets of [the Partnerships], including requiring [the] [D]efendants to cause to be sold the [shares of Class A Common Stock] owned indirectly by the Partnerships, and to otherwise conclude the winding up of the affairs of each Partnership”;

(ii) “[t]he appointment of a liquidating trustee . . . empowered to liquidate, wind up the affairs of, and terminate, the Partnerships”; and (iii) such further injunctive relief, damages, attorneys’ fees, costs, expenses, and other relief that is just and appropriate or available under the circumstances.

The plaintiffs filed a motion in the Court of Chancery of the State of Delaware, dated March 29, 2005, seeking expedited proceedings, “so that a final hearing or trial on the merits may be held in June 2005.”  A scheduling conference has now been set down on this matter for April 13, 2005.

The Defendants intend to vigorously defend this action.

Other than as described above or previously reported herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibits: (1) Joint Filing Agreement, dated as of April 11, 2005, among the Reporting Persons.

[Signature Pages to Amendment No. 16 Follow]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
	Name	Brian D. Fitzgerald
	Title:	President

CP ACQUISITION, L.P. NO. 1

By:	FGS, Inc.
Its:	General Partner

	By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

FGS PARTNERS, L.P.

By:	Capital Partners, Inc.
Its:	General Partner

	By:	/s/ Brian D. Fitzgerald
		Name:	Brian D. Fitzgerald
		Title:	President

/s/ A. George Gebauer
A. George Gebauer

/s/ William R. Schlueter
William R. Schlueter

SCHEDULE A

FGS, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of FGS, Inc., a Delaware corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	Vice President, Secretary & Director

FGS, Inc. is a general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald and Gebauer are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as previously reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of Capital Partners, Inc., a Connecticut corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	VP & Managing Director
William R. Schlueter	-	VP & Managing Director
Wendy E. Bolton	-	Secretary

Capital Partners, Inc. is a general partner of, holds investments directly in, and provides administrative services for CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald, Gebauer and Schlueter and Ms. Bolton are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as previously reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

FGS Partners, L.P.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

FGS Partners, L.P. is a Connecticut limited partnership.

General Partner:    Capital Partners, Inc.

FGS Partners, L.P. is general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

CP Acquisition, L.P. No. 1

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

General Partners:	FGS, Inc., Capital Partners, Inc., FGS Partners, L.P.

CP Acquisition, L.P. No. 1 is the limited partnership which owns the Class A Common Stock of the Issuer. See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. Brian D. Fitzgerald under the descriptions of FGS, Inc., Capital Partners, Inc., FGS Partners, L.P. and CP Acquisition, L.P. No. 1 above.

A. George Gebauer

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. A. George Gebauer under the descriptions of FGS, Inc. and Capital Partners, Inc. above.

William R. Schlueter

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Mr. William R. Schlueter under the description of Capital Partners, Inc. above.

Wendy E. Bolton

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Ms. Wendy E. Bolton under the description of Capital Partners, Inc. above.

INDEX OF EXHIBITS TO AMENDMENT NO. 16

TO SCHEDULE 13D

Exhibit No.	Description

1	Joint Filing Agreement, dated as of April 11, 2005, among the Reporting Persons.